Exhibit 99.1
MediWound Announces a 1-for-7 Reverse Share Split

YAVNE, Israel, December 5, 2022 -- MediWound Ltd. (Nasdaq: MDWD) (“MediWound” or the “Company”), a fully integrated biopharmaceutical company focused on next-generation biotherapeutic solutions for tissue repair and regeneration, today announced that it intends to effect a 1-for-7 reverse share split of its ordinary shares. Subject to the Company’s satisfaction of Nasdaq Operations notice requirements, the scheduled effective date is December 20, 2022, with trading on a reverse split-adjusted basis to begin at market open on that day. Trading of the Company’s ordinary shares will continue on the Nasdaq Global Market under the symbol “MDWD,” but the shares will trade under the new CUSIP number, M68830112. In the event of a delay in the effective date, the Company will update the public via a subsequent press release.

The prospective implementation of the reverse share split follows upon the approval by the Company’s shareholders of such a split, in a range of between 1-for-5 and 1-for-10, subject to the discretion of the Company’s Board of Directors as to whether and when, and at what exact ratio, to implement it within 12 months of MediWound’s extraordinary general meeting of shareholders that took place on November 28, 2022. Following that approval, on December 5, 2022, MediWound’s Board of Directors approved the 1-for-7 ratio and the December 20, 2022 effective date for the reverse share split.

“We are effecting the reverse share split today as part of our strategic vision and long-term plan to increase shareholder value for MediWound. We believe a higher share price will help position MediWound more advantageously and attract new fundamental institutional investors, ahead of and post our numerous upcoming important milestones,” said Ofer Gonen, Chief Executive Officer of MediWound. “We have a promising future ahead of us, and this is just one of many steps we have taken to enhance shareholder value.”

Effective upon the reverse share split, every seven issued and outstanding MediWound ordinary shares will automatically be converted into one issued and outstanding MediWound ordinary share. No fractional shares will be issued as a result of the reverse share split. Instead, any fractional shares that would have resulted from the split will be rounded up to the next whole number of shares. The reverse share split affects all shareholders uniformly and will not alter any person’s percentage interest in the Company’s outstanding ordinary shares, except for negligible adjustments that may result from the treatment of fractional shares.

In connection with the reverse share split, the Company will revise its Amended and Restated Articles of Association to reduce the authorized number of its ordinary shares from 90,000,000 to 12,857,143, which reflects a reduction at the same 1-for-7 ratio as the reduction to the number of issued and outstanding ordinary shares. Concurrently, the par value of the Company’s ordinary shares will increase proportionately, from NIS 0.01 per share to NIS 0.07 per share, in order to maintain the same overall authorized share capital of the Company under its Amended and Restated Articles of Association.

About MediWound
MediWound is a biopharmaceutical company that develops, manufactures, and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration. Our strategy is to leverage our enzymatic technology platform, focusing on next-generation bioactive therapies for burn care, wound care, and tissue repair. NexoBrid, our commercial orphan biological product for non-surgical eschar removal of deep-partial and full-thickness thermal burns, is a bromelain-based biological product containing a sterile mixture of proteolytic enzymes that selectively removes burn eschar within four hours without harming surrounding viable tissue. NexoBrid is currently marketed in the European Union and other international markets and is at the registration-stage with the United States Food and Drug Administration (FDA) with a PDUFA date set as of January 1, 2023. NexoBrid is supported by the U.S. Biomedical Advanced Research and Development Authority (BARDA).

EscharEx is our next-generation bioactive topical therapeutic under development for the debridement of chronic and hard to heal wounds. EscharEx is well-tolerated and has demonstrated safety and efficacy in the debridement of various chronic and other hard-to-heal wounds, within a few daily applications in several Phase 2 trials. MediWound initiated discussions with the FDA regarding the EscharEx pivotal Phase 3 study design.

MW005, our topical biological drug for the treatment of non-melanoma skin cancers, is a clinical-stage product candidate under development. The initial data from a Phase I/II study showed MW005 to be safe and well-tolerated, with a majority of the patients who completed the study with MW005 achieving complete histological clearance of their target lesions. The Company anticipates announcing the final data in the fourth quarter of calendar year 2022.

Committed to innovation, we are dedicated to improving standard of care and enhancing patient lives. For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements
MediWound cautions you that all statements other than statements of historical fact included in this press release that address activities, events, or developments that we expect, believe, or anticipate will or may occur in the future are forward-looking statements. Although we believe that we have a reasonable basis for the forward-looking statements contained herein, they are based on current expectations about future events affecting us and are subject to risks, assumptions, uncertainties, and factors, all of which are difficult to predict and many of which are beyond our control.  Actual results may differ materially from those expressed or implied by the forward-looking statements in this press release.  These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “continues,” “believe,” “guidance,” “outlook,” “target,” “future,” “potential,” “goals” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.

Specifically, this press release contains forward-looking statements concerning the anticipated reverse share split and its potential impact on the investment community’s view of our company, and the connection between that and the progress, development, study design, expected data timing, objectives anticipated timelines, expectations and commercial potential of our products and product candidates. Among the factors that may cause results to be materially different from those stated herein are the inherent uncertainties associated with the impact of the anticipated reverse share split on the market for our ordinary shares, and with the market potential of our products and product candidates, our expectations regarding future growth and revenues, uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; the approval of regulatory submission by the European Medicines Agency, FDA or by any other regulatory authority, and our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets. For example, uncertainties surround the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our products; our ability to develop new products; risks related to our contracts with BARDA; market acceptance of our products and product candidates; our ability to maintain adequate protection of our intellectual property; competition risks; the need for additional financing; the impact of government laws and regulations; and the impact of the current global macroeconomic climate.   on our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of our products and product candidates in the future.

These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”) on March 17, 2022, quarterly Reports of Foreign Private Issuer on Form 6-K and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law.

Contacts:	Monique Kosse
Boaz Gur-Lavie	Managing Director
Chief Financial Officer	LifeSci Advisors
MediWound Ltd.	212-915-3820
ir@mediwound.com	monique@lifesciadvisors.com